Mail Stop 3561



								June 24, 2005



Richard C. Rochon, Chief Executive Officer
Coconut Palm Acquisition Corp
595 South Federal Highway
Suite 600
Boca Raton, Florida 33432

		RE:	Coconut Palm Acquisition Corp
			Registration Statement on Form S-1
			Filed:	5-20-05
      File No. 333-125105

Dear Mr. Rochon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Prior to the effectiveness of your registration statement, please inform us that the amount of compensation allowable or payable to the
Underwriters has received clearance by the NASD.

2. Tell us the factors you considered in determining to value this offering at $60,000,000. Have you identified or been provided with the identity of or had any direct or indirect contact with potential acquisition candidates? If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise us supplementally. Please note in particular that we are not seeking simply whether or not you have a specific business combination under consideration, as you disclose on the cover page, but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company.
We may have further comment.
3. Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. In this context, we note that:
(i)
the existing stockholders are allowed to make purchases of shares in both the offering and in the open market subsequent to the offering;
(ii) there appears to be a disincentive for public stockholders to exercise their conversion rights due to the fact that the amount available to such stockholders (approximately $5.425 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($6.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their conversion rights since their existing shares have an effective purchase price of $0.01 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be less than the conversion price of approximately $5.425 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. If our understanding is incorrect, please advise. We may have further comment.

Prospectus Cover Page
4. Does the disclosure relating to the underwriting discount and commission take into consideration a cash fee payable to the representatives of the underwriters that is equal to 1% of the fair market value of an initial business combination? Revise or advise.
5. Disclosure indicates that your search for prospective targets will not be limited to a particular industry yet you also indicate that you will "focus your efforts on seeking a business combination with an operating company in the business and/or consumer services sector." In this regard, disclosure further indicates that you might focus on the following types of businesses:
a. customer service and relationship management services;
b. document storage, information and protection services;
c. hospitality and lodging services;
d. transaction and payment processing services;
e. insurance brokerage and agency services;
f. training and compliance services; and
g. outsourced business and employment services.

Tell us how management determined that it might focus on these types
of companies.  To this extent, explain for us your use of the term
"attractive."
6. Disclosure indicates that you may "seek to effect business combinations with more than one target business . . . ."  In light of
the company`s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company`s net assets, provide additional disclosure to clarify how the company would be able to effectuate a business combination with more than one target business.
7. Expand the disclosure here related to the conflicts of interest that result from the representatives of the underwriter having the right to consent before the company can exercise its redemption rights.

Conversion Rights for Stockholders Voting to Reject a Business
Combination
8. Disclosure here indicates that public stockholders who convert their stock into their share of the trust fund will continue to retain the right to exercise any warrants they may hold. Describe for us the purpose and rationale behind allowing these investors to retain their warrants. We may have further comment.

Risk Factors
9. In the eleventh risk factor, disclose the method by which the company determined that management would purchase up to 2,000,000 warrants in the after-market. Also, clarify if this agreement to purchase warrants is limited to the number disclosed. If there is no limitation to the number of warrants management or its affiliates may purchase in the after market, then so disclose.

Proposed Business
10. To the extent that the company has prioritized the industry segments with respect to preference, provide disclosure of such preferences, including a discussion of the reasons for such preferences.
11. Disclose, here and elsewhere as appropriate, whether you have identified specific desired attributes for potential acquisition candidates. For example, what are the criteria you will take into consideration in determining whether to combine with a potential acquisition candidate? Will the company utilize EBITDA? Please discuss the rationale behind the utilization of specific criteria. Introduction
12. Revise to explain in greater detail the comparisons you make regarding strategies employed by management with respect to Devcon International Corp. and Sunair Electronics.

Effecting a Business Combination
13. We do not understand the disclosure that states "[s]ubject to the
limitations that we have a fair market value of at least 80% of our
net assets at the time of the acquisition  . . . ."  Clarify your reference to "we." It is our understanding that the target must have a fair market value of ay least 80% of your net assets at the time of acquisition. Revise or advise.
14. Please provide the basis for your assertion that you "believe that there are numerous acquisition candidates in each of the segments of the business and/or consumer services sector that we intend to target."
15. Disclosure indicates that your "officers and directors as well as their affiliates may also bring to our attention target business candidates." Disclose the means and methods by which your officers and directors, and their affiliates, may bring to your attention potential acquisition candidates. We may have further comment.
16. Disclosure in the fourteenth risk factor references the possible need for arrangement of third party financing. Please disclose here or tell us whether you have taken any steps in furtherance of securing third-party credit facilities.

Management
17. Please identify Mr. Rochon in the capacities in which he has signed the registration statement.

Conflicts of Interest
18. Add disclosure addressing the pre-existing fiduciary duties or contractual obligations that your officers and directors may have.


Description of Securities
19. Discuss, here and elsewhere in the prospectus as appropriate, the material factors that representatives of the underwriters will consider in determining whether to allow the common stock and warrants to begin trading separately prior to the 90th day after the date of the prospectus. Also, disclose the circumstances under which the representatives may shorten the timeframe within which the securities may begin separate trading. We may have further comment.

Redemption
20. Expand the disclosure relating to the rationale for requiring the stock to trade at $8.50 per share or more for any 20 trading days within a 30 day trading period ending three business days before you send the notice of redemption. Also, with a view toward disclosure, tell us supplementally whether or not there is a weekly trading volume condition imposed on the company`s ability to redeem the outstanding warrants. To the extent there is, provide the reasons and rationale behind this criterion for calling the warrants for redemption.

Certain Transactions
21. Disclose whether the Board of Directors contemplates or plans to authorize a stock dividend.

Underwriting
22. Tell us whether Morgan Joseph, EarlyBird Capital, or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.
23. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.
24. If the company or the underwriters intend to engage in a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements

Note B - Summary of Significant Accounting Policies, page F-8
25. Revise Note B to state the company`s fiscal year end.

Note F - Commitments and Other Matters, page F-10
26. Please expand the discussion of the purchase option to disclose the significant terms, including the consideration to be paid by the underwriter and the net exercise feature contained in the option. In addition, please tell us how you intend to account for the underwriter`s purchase option in your financial statements. Explain your basis for the proposed treatment and refer to EITF 00-19 and other authoritative guidance. As applicable, expand MD&A to discuss the transaction and any likely material effect on your future financial condition and results of operations.

Part II - Information Not Required in Prospectus

Exhibits
27. Please file an executed version of Exhibit 10.10.

Exhibit 23.1
28. Please include an updated consent of the independent accountant with any amendment to the registration statement.




Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Don Wiland at (202) 551-3392 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 551-3397.



      Sincerely,



John Reynolds
Assistant Director
      Office of Emerging Growth Companies

cc. David Alan Miller, Esq. (by facsimile)
      212-818-8881


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Richard C. Rochon
Coconut Palm Acquisition Corp.
June 24, 2005
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